Exhibit 99.16

October 28, 2021

Board of Directors
Turkcell İletişim Hizmetleri A.Ş (the “Company” or “Turkcell”)
Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İnönü Caddesi
No:20 Küçükyalı Ofispark B Blok - Maltepe / İSTANBUL
Attention: Bülent Aksu, Chairman of the Board
Sent by email

Dear Members of the Board of Directors (the “Board”):

We are writing to you on behalf of (i) International Mobile Telecom Investment Stichting Administratiekantoor (“IMTIS”), which is the sole shareholder of IMTIS Holdings S.à r.l. (“IMTIS Holdings”), and (ii) L1T UB Holdings S.à r.l., the company within the LetterOne Group (“LetterOne” and, together with IMTIS, “we” or “us”) that is the holder of all depositary receipts issued by IMTIS and, as such, is entitled to the economic benefits of the underlying assets represented by the depositary receipts.

LetterOne is a long-term, proactive, equity investor in telecoms and technology, with no fixed investment time horizon. Among other investments, LetterOne has a 47.85% interest in VEON, one of the largest mobile telecommunication operators in the emerging markets. LetterOne has also recently added a £1 billion UK greenfield fibre project to its portfolio. LetterOne has a demonstrated commitment to, and deep understanding of, the telecommunications sector and strongly believes in its social and economic importance.

LetterOne (or its predecessor, Alfa Group) has held a significant economic interest in Turkcell for the last 16 years. LetterOne initially invested $1.6 billion and made a further economic investment through IMTIS of more than $330 million as part of the ownership reorganization which took place in 2020. IMTIS Holdings now owns 19.8% of Turkcell’s outstanding shares, making it the Company’s largest independent shareholder.

Our ownership interest in Turkcell reflects our strong belief in the Company’s assets and value creation opportunities, including a dominant market share in an attractive, three-player mobile market; a leading position in fibre; and a very valuable and unique digital portfolio. Despite our enthusiasm for Turkcell’s business and assets, we are frustrated and disappointed with the performance, strategic direction, execution and valuation of the Company under the stewardship of the Board.

We are also deeply concerned about the governance regime at Turkcell and believe the Board lacks the necessary skills, experience and accountability to realize the Company’s full potential for the benefit of all shareholders and broader stakeholders.

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We are not alone in our concerns. The voting results of the 2021 General Assembly Meeting were a stark condemnation of the status quo: every one of the 83 institutional investors that have disclosed their proxy votes for the 2021 Meeting voted against the ratification of the appointment of the Board. Both global proxy advisory firms, ISS and Glass Lewis, recommended against all of the directors at the 2021 General Assembly Meeting. On 30 September 2021, UBS issued the first “Sell” rating on the stock in the last five years.

We believe the operating, strategic and governance failings at Turkcell are reflected in the Company’s depressed valuation and poor stock price performance. Turkcell has one of the lowest valuation multiples (at just 3.1x 2021 EV/EBITDA) among comparable emerging market telecommunications companies. This multiple is down 0.7x since the ownership reorganization was announced in June 2020. We believe that this low multiple reflects Turkcell’s low and decreasing margins, stalled execution to unlock value from non-mobile assets, lack of alignment between insiders and shareholders, poor corporate governance and low dividend payout. Simply put, investors have lost confidence in the future of Turkcell.
Source: Capital IQ. Data as of October 2021.
Note: Türk Telekom’s lower multiple is largely explained by a small free float / lack of liquidity, risks related to fixed network concession renewal and banks’ unclear intentions regarding 55% shareholding.

A re-rating to the median multiple of the peers would generate a 50% increase in the stock price.

As you know, Turkcell has long suffered from an ownership and governance void. Prior to the 2020 reorganization, the Board and management of Turkcell were not aligned with the shareholders and lacked a commitment to long-term value maximization. In 2020, LetterOne increased its economic investment in Turkcell in the belief that the ownership reorganization would lead to sustainable shareholder value creation and durable governance enhancements.

More than a year after the reorganization, which left the Türkiye Varlık Fonu (“TVF”) as the lead shareholder, the Company has failed to deliver value to shareholders and make good on TVF’s promises to “implement a solid value creation plan,” “positively affect financial results” and

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“achieve best-in-class corporate governance standards.”1 In fact, since the transaction closed in October 2020, Turkcell’s total shareholder return (“TSR”) has underperformed the BIST-100, emerging market telecommunications company peers, and Türk Telekom, Turkcell’s closest competitor and most relevant peer.

Source: FactSet. Data as of October 19, 2021. “EM Telcos” includes: Airtel Africa, Bharti Airtel, Etisalat, Maroc Telecom, Millicom, MTS, MTN, Ooredoo, PT XL Axiata, Rostelecom, Safaricom, Telecom Argentina, TIM Brazil, Türk Telekom, VEON and Vodacom.

We Have Significant Concerns About Performance, Strategy and Governance

We have specific operating, strategic, and governance concerns which we believe go to the heart of Turkcell’s underperformance. We believe these concerns are shared by Turkcell’s public shareholders and the broader investment community. Our concerns include:

1.
Margin compression. Despite its strong market position (see Appendix A) and superior ARPU compared to other emerging markets mobile operators (see Appendix B), Turkcell has one of the lowest operating free cash flow[2] (“OpFCF”) margins. Turkcell’s already extremely low OpFCF margins are forecasted to decline by 2.1pp in 2021 (see Appendix C). While Turkcell’s adjusted EBITDA / OpFCF margin has remained roughly flat over the last six years, Türk Telekom, has expanded margins by 9.6pp (see Appendix D) / 5.4pp (see Appendix C), respectively.

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1 Source: http://turkcellforthefuture.com/document/TWF_Turkcell_Press_Release_18062020.pdf
2 OpFCF = Adj. EBITDA less Capex excluding licenses, capitalized CAC and IFRS 16 lease right-of-use. Adj. EBITDA = EBITDA minus capitalized CAC and lease payments.

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Source: Company reports. “OpFCF” refers to Adjusted EBITDA less CapEx excluding licenses, capitalized CAC and IFRS 16 lease right-of use. “Adjusted EBITDA” refers to EBITDA minus capitalized CAC and lease payments.

2.
Stalled execution of value-realization strategy. Emerging market telecommunications companies have been positioning themselves, and are being valued, as “sum-of-the-parts” investment stories. Turkcell’s attractive portfolio of telecommunications, infrastructure, digital B2C and B2B and FinTech assets has intrinsic value far in excess of the Company’s current enterprise valuation. Recognizing the value creation opportunity, Turkcell announced a strategy to monetize its digital services and other assets more than two and a half years ago. We fully supported this strategy. However, execution has stalled. On the most recent quarterly earnings call, the Company disclosed that it is still exploring alternatives. No milestones have been announced nor timeline provided, leaving investors to worry whether this important value realization plan will ever be executed.

3.
Suboptimal Board composition. The Turkcell board does not have a sufficient number of directors with the telecommunications industry operating and C-level managerial experience necessary to successfully provide oversight over Turkcell’s business. In addition, there are significant justifiable concerns about demonstrable independence of independent directors raised by both ISS and Glass Lewis due to their strong links to the Turkish government. This limits the Board’s ability to contribute meaningfully to the development and oversight of the Company’s strategy.

4.
Poor corporate governance processes and failure to improve governance framework. Despite TVF’s initial commitment to improve the Company’s corporate governance, the Board has failed to make any significant improvements. In analyzing the Company in advance of the 2021 General Assembly Meeting, ISS independently opined

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that “a company [like Turkcell] that is a member of the BIST 30 Index should adhere to higher disclosure and corporate governance standards.”3

Changes Must Be Implemented to Realize Turkcell’s Potential

Turkcell’s continued underperformance is unacceptable. Capitalizing on Turkcell’s opportunities and market position to realize full and fair value for Turkcell’s shareholders requires the Board to act now. We urge the Board to implement all of the following recommendations to ensure Turkcell realizes its full potential for investors and other stakeholders:

1.
Commit to increase OpFCF margin: Despite its obvious strengths (45.5% market share (see Appendix A), high and growing ARPU (see Appendix B)), Turkcell has one of the lowest EBITDA/OpFCF margins among peers. To restore investor confidence and overcome this OpFCF margin deterioration, the Board should (i) immediately form and publicly announce a strategic review committee (“StratCom”) comprising a majority of independent directors to examine all avenues of improving operating performance and cash flow generation, and (ii) publicly commit to an OpFCF margin improvement of at least 5.0pp within a defined time frame.

2.
Accelerate / professionalize the sum-of-the-parts valuation strategy, with a clear implementation timeline: The monetization strategy announced approximately two-and-a-half years ago has failed to come to fruition. In order to restore credibility and unlock trapped value, the Board should (i) immediately form and publicly announce a StratCom comprising a majority of independent directors to develop a detailed strategy and rigorous execution path to realize the full value of its non-mobile assets, including BiP, Paycell, Superonline and Towers, (ii) and publicly commit to the strategy, its timeline and to ongoing transparency in this regard.

3.
Improve the alignment of interest of managers and Board members with shareholder value creation: The existing management incentive compensation does not result or require senior officers to have a meaningful economic interest in the Company. Board members and senior officers only held 0.0028% of Turkcell shares over the last two years (worth approximately $140,000). Key executives should have “skin in the game” such that they are aligned with shareholders and have exposure to the stock, both its potential upside and downside. To that end, the Board should introduce a new incentive plan by February 2022 under which key executives receive a substantial part of their compensation in Turkcell shares, and key executives should be required to build and hold a meaningful position in Turkcell shares.

4.
Materially enhance Turkcell’s corporate governance framework: Turkcell’s current corporate governance framework is inconsistent with its position as one of Turkey’s leading public companies and with the TVF’s stated desire to “achieve best-in-class

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3 2021 ISS Report, published on March 26, 2021. Emphasis added to quote.

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standards.” The Board should immediately (i) implement annual director elections, (ii) increase Board gender diversity targets, (iii) conduct yearly director performance evaluations by independent third parties and disclose the results, (iv) provide additional disclosure in its annual reports (including the amount and the beneficiaries of donations and contributions), (v) report individual management compensation annually, and (vi) correct General Assembly Meeting reporting and procedure failings identified by ISS and Glass Lewis (e.g. discrepancy between proxy voting resolutions and agenda items at the meeting, disclosure of director nominees in a timely fashion, bundled resolutions). The composition of the Board is a shareholder matter.

5.
Commit to sustainably growing dividend payments in U.S. dollars: Turkcell stock pays a low dividend relative to local yields and has a lower payout ratio than most emerging-market telecommunications companies (see Appendix E). As part of the Company’s public pledge to improve OpFCF margins, Turkcell should make a public commitment to sustainably growing in US-dollars dividend payments. This would provide a tangible signal of the Board’s confidence in the Company’s future operating performance and begin to restore the market’s faith in Turkcell’s ability to create value for all shareholders.

We have tremendous enthusiasm for the Turkcell brand and the Company’s assets, market position and businesses. Turkcell is an important Turkish company. We are confident that, with the implementation of these initiatives and proper Board oversight, Turkcell can deliver significantly increased value for its shareholders and other stakeholders. It can become a national champion and international success story.

The Time for Action is Now

We have a shared goal of improving Turkcell’s ability to create sustainable value for all shareholders and other stakeholders. We believe that the opportunity at Turkcell is too significant for the Board to ignore. Given the urgency of the situation, we expect the Board to promptly take the full suite of meaningful steps outlined above and set the Company on a path to long-term success.

Please provide confirmation by no later than 12 November 2021 that the Board will take the necessary actions outlined in the letter. Should the Board fail to take timely action, we intend to take all necessary steps to ensure the Company is on a path to create value for the Company’s shareholders and other stakeholders.

We expect the actions themselves to be announced and in place before the annual shareholder meeting in 2022.

We appreciate the opportunity to share our perspectives, and we look forward to continuing an active engagement with the Board and management on the details of our recommendations.

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Sincerely,

/s/ Nathan Scott Fine
Nathan Scott Fine
Managing Director
On Behalf of International Mobile Telecom Investment Stichting Administratiekantoor

/s/ Carla Cico
Carla Cico
Managing Director
On Behalf of International Mobile Telecom Investment Stichting Administratiekantoor

/s/ Hardyal Singh
Hardyal Singh
Manager
On Behalf of L1T UB Holdings S.à r.l.

Board of Directors Turkcell İletişim Hizmetleri A.Ş October 28, 2021 Page 8

APPENDIX A

Source: Company reports; BofA Global Wireless Matrix. Mobile Revenue as at 2Q21.

APPENDIX B

Source: Company reports. Mobile ARPU as at 2Q21.

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APPENDIX C
Source: Company reports. “OpFCF” refers to Adjusted EBITDA less Capex excluding licenses, capitalized CAC and IFRS 16 lease right-of-use. “Adjusted EBITDA” refers to EBITDA minus capitalized CAC and lease payments
Note: 2021E based on consensus (TT from CapitalIQ; TKC manually benchmarked using GS / Rencap / JPM / BAML / UBS / VTB / Oyak and Seker broker notes).

APPENDIX D
Source: Company reports. "Adjusted EBITDA" refers to EBITDA minus capitalized CAC and lease payments.
Note: 2021E based on consensus (TT from Capital IQ; TKC manually benchmarked using GS / Rencap / JPM / BAML / UBS / VTB / Oyak and Seker broker notes).

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APPENDIX E
	2021 Div Yield	Local 5Y Yield	Main Country	Delta	2021 Div Payout	Leverage LTM
Turkcell	7.9%	19.3%	Turkey	-11.4%	61%	0.8x
Airtel Africa	3.6%	11.0%	Nigeria	-7.4%	46%	1.8x
Etisalat	3.9%	2.3%	UAE	1.6%	91%	0.2x
Maroc Telecom	4.3%	NA	Morocco	NA	98%	0.8x
MTN	2.4%	8.0%	S. Africa	-5.6%	38%	1.2x
MTS	11.8%	7.4%	Russia	4.4%	106%	2.2x
Ooredoo	2.6%	1.3%	Qatar	1.3%	53%	1.6x
Rostelecom	6.2%	7.4%	Russia	-1.2%	83%	2.3x
Safaricom	3.8%	11.3%	Kenya	-7.5%	90%	0.0x
Türk Telekom	10.8%	19.3%	Turkey	-8.5%	87%	1.2x
Vodacom	6.1%	8.0%	S. Africa	-1.9%	87%	0.8x
Median (ex Turkcell)	4.1%			-1.9%	87%	1.2x

Source: Capital IQ. Data as of October 2021.
Note: Local 5Y yield is a yield to maturity of the 5Y local currency bond of the Main Country for the company. Dividend payout is defined as dividend payment divided by net income. Leverage is defined as Net Debt divided by last 12m EBITDA both as of the last reporting period and both post IFRS 16.